COMMENTS RECEIVED ON MARCH 29, 2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Municipal Income 2025 Fund

POST-EFFECTIVE AMENDMENT NO. 355

1.  Fidelity Municipal Income 2025 Fund

C:

The Staff requests that we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the funds compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

3.  Fidelity Municipal Income 2025 Fund

“Investment Policies and Limitations” (SAI)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any non-centrally cleared credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

4.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

5.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

6.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether the maturity policy changes over time. If so, the Staff requests we disclose this.

R:

Although the fund has a principal investment strategy to liquidate shortly after the fund’s target end-date of June 30, 2025, the fund has not adopted a maturity policy.  Accordingly, we have not modified disclosure.

7.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to an index designed to represent Fidelity Management & Research Company (FMR)'s view of how the fund's competitive universe will perform over time.”

C:

The Staff requests the disclosure above be revised in plain English.

R:

In response to the Staff’s comment, the fund will update its disclosure as follows:

“Managing the fund to have similar overall interest rate risk compared to a customized municipal bond index representing Fidelity Management & Research Company (FMR)’s view of the performance of the fund’s competitive universe.”

8.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects.”

C:

The Staff requests confirmation that in looking through private activity municipal debt securities the fund has assigned an industry classification when determining the fund’s compliance with the concentration policy.

R:

We confirm that the fund relies on a third party classification provider to assign industry classifications for private activity municipal debt securities.  If unable to assign, the fund will assign an industry or sector classification based on the security characteristics using GICS codes.

9.  Fidelity Municipal Income 2025 Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Although the Adviser does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, the Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff requests the fund consider updating its principal investment strategies in the Fund Summary Section to note that it may invest in securities whose interest is subject to the federal alternative minimum tax.

R:

In response to the Staff’s comment, the fund will add the following underlined language to the corresponding Principal Investment Strategy in the Fund Summary Section:

“Normally investing at least 80% of assets in investment-grade municipal securities whose interest is exempt from federal income tax (but may be subject to the federal alternative minimum tax).

10.  Fidelity Municipal Income 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The fund has a target end-date of June 30, 2025. The fund will be liquidated shortly after its target end-date and its net assets will be distributed to then-current shareholders. As the fund approaches its liquidation date and the securities held by the fund mature, the proceeds may not be reinvested in bonds, but instead may be held in cash or cash equivalents, including municipal money market securities.”

C:

The Staff requests that the fund consider identifying the types of securities it may hold as it nears its target end-date.

R:

We believe the disclosure appropriately identifies the types of securities the fund may hold near the target date.  Accordingly, we have not modified the disclosure.

11.  Fidelity Municipal Income 2025 Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).

C:

The Staff requests that corresponding strategy and risk disclosure be added.

R:

The current disclosure appropriately discloses the fund’s principal investment strategies and risks. The fund believes that the risks associated with investing in derivatives are described in “Issuer‐Specific Changes” and “Leverage Risk” in the Fund Basics section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

12.  Fidelity Municipal Income 2025 Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the “Fund Summary” section.

R:

We believe that the disclosure under the sub‐heading “Principal Investment Risks” in the “Fund Summary” section appropriately discloses the fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward‐settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Summary” section.